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File No. 812-13600

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR

AN ORDER OF EXEMPTION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF
SECTIONS 2(a)(32) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER

ING USA ANNUITY AND LIFE INSURANCE COMPANY
AND ITS SEPARATE ACCOUNT B

AND

DIRECTED SERVICES LLC

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Communications, Notice and Order to:

John S. (Scott) Kreighbaum, Esq.
ING
1475 Dunwoody Drive
West Chester, PA 19380
610-425-3404
scott.kreighbaum@us.ing.com

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March 11, 2009

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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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In the Matter of:	)
)
ING USA ANNUITY AND LIFE	)
INSURANCE COMPANY	)
)
SEPARATE ACCOUNT B OF ING USA	)
ANNUITY AND LIFE INSURANCE	)
COMPANY	)	AMENDED AND RESTATED
	)	APPLICATION FOR AN
AND	)	ORDER OF EXEMPTION
	)	PURSUANT TO
DIRECTED SERVICES LLC	)	SECTION 6(c) OF THE
	)	INVESTMENT COMPANY
	)	ACT OF 1940 FROM
	)	SECTIONS 2(a)(32) AND
	)	27(i)(2)(A) OF THE ACT AND
File No. 812-13600)		RULE 22c-1 THEREUNDER
)
)
)
)
)
)
)
)
)
)

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AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS
2(a)(32) AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER

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I. STATEMENT OF FACTS

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     This Amended and Restated Application is filed by ING USA Annuity and Life Insurance Company (“ING USA”) (ING USA is sometimes referred to as the “Life Company”), Separate Account B of ING USA (“Account B”) (Account B is sometimes referred to as the “Account”), and Directed Services LLC (“DSL”) (the Life Company, the Account and DSL are collectively referred to as the “Applicants”). The Applicants hereby request the Securities and Exchange Commission (the “Commission”) to issue an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) to exempt them from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit recapture of certain bonus credits applied to purchase payments with respect to (1) the deferred variable annuity contracts, including data pages, riders and endorsements, described herein that the Life Company intends to issue (the “Current Contracts”), (2) the deferred variable annuity contracts, including data pages, riders and endorsements, substantially similar to the Current Contracts that the Life Company may issue in the future (the “Future Contracts”) (Current Contracts and Future Contracts referred to collectively as the “Contracts”), (3) any other separate accounts of the Life Company and its successors in interest1 (“Future Accounts”) that support the Contracts, and (4) any Financial Industry Regulatory Authority, Inc. (“FINRA”) member broker-dealers controlling, controlled by, or under common control with any Applicant, whether existing or created in the future, that in the future, may act as principal underwriter for the Contracts (“Future Underwriters”).

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The circumstances under which the Life Company would recapture the bonus credits: (1)

1 Successors in interest is defined as any entity or entities that result from a reorganization into another jurisdiction, a merger, a change in control or a change in the type of business organization.

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the contract owner exercises his or her “free look” right, (2) in the event of the contract owner’s death within 12 months of the bonus credit being applied and any bonus credits applied after the contract owner’s death (unless the deceased owner’s spouse chooses to continue the Contract), or (3) upon a surrender or withdrawal where the surrender charge is waived due to the owner’s receipt of qualified extended medical care, or the owner is diagnosed with a qualifying terminal illness, as defined in the Contract, in which event the Life Company will recapture all bonus credits applied during the 12 months prior to receipt of such care or date of diagnosis, as applicable.

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     Applicants have previously received an order for exemptive relief to permit, with respect to an earlier class of contracts (the “Prior Contracts”), the recapture of certain bonus credits in similar circumstances to those described above.2 That order encompassed relief for future contracts substantially similar to the Prior Contracts. Applicants assert that the Contracts described in this Application differ from the Prior Contracts in the following respects. The range of maximum mortality and expense risk charges is higher, between 2.65% and 3.20% annually. The mortality and expense risk charge depends on the death benefit option chosen, each having a maximum charge that is guaranteed within the range. The range for the Prior Contracts was from 1.30% to 1.75% annually. The contingent deferred sales charge is slightly higher, by 1% more in years 0-2, 7 and 8. The bonus credit is also higher, up to 7% of each premium payment, and is based on aggregate premiums instead of age: 5% on premiums up to $499,999.99; 6% on premiums between $500,000 and $999,999.99; and 7% on premiums of $1,000,000 or more. However, the circumstances under which the Life Company would recapture the bonus credits

2 Golden American Life Ins. Co. (NKA ING USA Annuity and Life Ins. Co.) et al., Inv. Co. Act Rel. No. 24941 (April 17, 2001) (order), Inv. Co. Act Rel. No. 24915 (March 26, 2001) (notice), File No. 812-12364.

remain the same. Because the Applicants believe the Commission may view these differences as material, Applicants are seeking an additional order as set forth in this Application.

II.	DESCRIPTION OF APPLICANTS AND THE CONTRACTS

A.	Applicants

1. ING USA Annuity and Life Insurance Company

     ING USA is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (“Lion Connecticut”) which in turn is an indirect wholly owned subsidiary of ING Groep N.V. (“ING Group”), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. For purposes of the Act, ING USA is the depositor and sponsor for Account B, as those terms have been interpreted by the Commission with respect to variable annuity separate accounts. ING USA also serves as depositor for several currently existing Future Accounts, one or more of which may support obligations under the Contracts. ING USA may establish one or more additional Future Accounts for which it will serve as depositor.

2. Separate Account B of ING USA Annuity and Life Insurance Company

     ING USA established Account B as a segregated investment account under Delaware law on July 14, 1988. Under Delaware law, the assets of Account B attributable to the Account B Contracts and any other variable annuity contracts through which interests in the Account are issued are owned by ING USA, but are held separately from all other assets of ING USA, for the benefit of the owners of, and the persons entitled to payment under, Contracts issued through the Account B. Consequently, such assets are not chargeable with liabilities arising out of any other business that ING USA may conduct. Income, gains and losses, realized or unrealized, from each subaccount of the Account B, are credited to or charged against that subaccount without regard to any other income, gains or losses of ING USA. Account B is a “separate account” as defined by Rule 0-1(e) under the Act, is registered with the Commission as a unit investment trust (File No. 811-5626),3 and interests in Account B offered through the Contracts will be registered under the Securities Act of 1933 on form N-4.

     Account B currently is divided into a number of subaccounts. Each subaccount invests exclusively in shares representing an interest in a separate corresponding investment portfolio of one of several series-type open-end management investment companies. The assets of the Account support one or more varieties of variable annuity contracts, including Account B Contracts. ING USA may issue Contracts through Account B. The Life Company also may issue Contracts through Future Accounts of the Life Company.

3. DSL

     DSL is a wholly owned subsidiary of ING Life Insurance and Annuity Company. It serves as the principal underwriter of a number of ING USA separate accounts registered as unit investment trusts under the Act, including Account B, and is the distributor of the variable life insurance contracts and variable annuity contracts issued through such separate accounts, including the Contracts. DSL is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.

DSL may act as principal underwriter for Future Accounts of the Life Company and as distributor for Contracts. Future Underwriters also may act as principal underwriter for the

3 Pursuant to Rule 0-4 under the Act, this file is incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this Application.

Account and as distributor for any of the Contracts.

B.	Contracts

1. General

     The Contracts are flexible premium deferred combination variable and fixed annuity contracts that the Life Company may issue to individuals or groups on a “non-qualified” basis or in connection with employee benefit plans that receive favorable federal income tax treatment under the Internal Revenue Code of 1986, as amended. The Contracts may only be purchased with a minimum initial premium of $25,000. The Contracts make available a number of subaccounts of the Account to which an owner may allocate net premium payments and associated bonus credits (described below) and to which an owner may transfer contract value. The Contracts also offer fixed-interest allocation options under which the Life Company credits guaranteed rates of interest for various periods. A market value adjustment applies to the fixed-interest allocation options under the Contracts. Subject to certain restrictions, an owner may make transfers of contract value at any time among and between the subaccounts, and among and between the subaccounts and the fixed-interest allocation options.

     The Contracts offer a variety of annuity payment options to an owner. The owner may annuitize any time following the first contract anniversary. In the event of an owner’s (or the annuitant’s, if any owner is not an individual) death prior to annuitization, the beneficiary may elect to receive the death benefit in the form of one of the annuity payment options instead of a lump sum. The Contracts also offer living benefits that guarantee a minimum income benefit or lifetime withdrawals. In general, the Contracts offer all of the features typically found in variable annuity contracts today.

2. Deductions and Charges

     The Life Company may deduct a premium tax charge from premium payments in certain states, but otherwise deducts a charge for premium taxes upon surrender or annuitization of the Contract or upon the payment of a death benefit, depending upon the jurisdiction. The Contracts provide for an annual administrative charge of $40 that the Life Company deducts on each Contract Anniversary, the annuity commencement date and upon a full surrender of a Contract.4 A daily mortality and expense risk charge is deducted from the assets of the Account at a rate depending on the death benefit chosen, as described below. The range of maximum mortality and expense risk charges is 2.65% to 3.20% annually. A daily administrative charge is deducted from the assets of the Account at an annual rate of 0.15% . The Contracts provide for a charge of $25 for each transfer of contract value in excess of twelve transfers per contract year.5 The Contracts have a surrender charge in the form of a contingent deferred sales charge as described more fully below. A quarterly charge is assessed depending on the type of optional living benefit chosen, if any, as described below.

3. Contingent Deferred Sales Charge

     The contingent deferred sales charge (the “CDSC”) is equal to a percentage of each premium payment surrendered or withdrawn as specified in the table below. The CDSC is separately calculated and applied to each premium payment at any time that the premium payment (or part of the premium payment) is surrendered or withdrawn. The CDSC applicable to each premium payment diminishes to zero as the payment ages.

4 The Life Company currently waives this charge and anticipates waiving this charge for the foreseeable future on contract value or premiums of $100,000 or more when it is due to be deducted.

5 The Life Company currently waives this charge and anticipates waiving this charge for the foreseeable future.

Number of Full Years Since
Payment of Each Premium	Charge

0	9%
1	9%
2	9%
3	8%
4	7%
5	6%
6	5%
7	4%
8	2%
9+	0%

     The CDSC does not apply when a death benefit is payable under the Contracts. Also, no CDSC applies to contract value representing an annual free withdrawal amount or to contract value in excess of aggregate premium payments (less prior withdrawals of premium payments) (“earnings”). The CDSC is calculated using the assumption that premium payments are withdrawn on a first-in, first-out basis. The CDSC also is calculated using the assumption that contract value is withdrawn in the following order: (1) the annual free withdrawal amount for that contract year, (2) premium payments, and (3) earnings. The annual free withdrawal amount is 10% of contract value, measured at the time of withdrawal, less any prior gross withdrawals taken during the current contract year.

4. Living Benefits

     An owner may purchase one of the optional living benefit riders described below, subject to availability in a given state and/or broker/dealer approval. The Applicants may add other optional living benefit riders to the Contract in the future.

a. Minimum Guaranteed Income Benefit

The minimum guaranteed income benefit rider (the “MGIB Rider”) guarantees that a minimum amount of annuity income will be available to the owner, regardless of fluctuating market conditions, if the owner annuitizes on or after the rider’s exercise date. The minimum guaranteed amount of annuity income will depend on: the amount of premiums paid and credits received during the specified number of contract years after the owner purchases the MGIB Rider; how the owner allocates the contract value among the subaccounts and fixed-interest allocations; and any withdrawals and transfers the owner makes while the MGIB Rider is in effect. The Life Company will deduct a maximum annual charge of 1.50% (currently, 0.75%) quarterly of the MGIB Charge Base (as defined in the MGIB Rider).

b. Minimum Guaranteed Withdrawal Benefit

     The minimum guaranteed withdrawal benefit rider (the “MGWB Rider”) guarantees a minimum amount may be withdrawn annually from the Contract for the lifetime of the annuitant, regardless of market performance and even if these withdrawals reduce the contract value to zero. The Life Company has a version of the MGWB Rider that guarantees the annual withdrawal amount for a second designated life as well. The Life Company will deduct a maximum annual charge of 1.30% (currently, 0.75%), or 1.50% (currently 0.95%), quarterly of the charge base (as set forth in the ING LifePay Plus Rider) for the single life or joint life MGWB rider, respectively.

5. Death Benefits

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     If an owner dies before the annuity start date, the Contracts provide for a death benefit payable to a beneficiary, computed as of the date the Life Company receives written notice and due proof of death. The death benefit payable to the beneficiary depends on the death benefit option selected by the owner: (1) standard death benefit, (2) ratchet death benefit, or (3) combination (ratchet and rollup) death benefit. In addition to the death benefit options, the owner may select the earnings multiplier death benefit, which provides a benefit equal to a

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percentage of any earnings on the Contract to be added to the death benefit payable. The

Applicants may add other death benefit options to the Contract in the future.

a. Standard Death Benefit

     The standard death benefit equals the greater of (1), (2) or (3), where: (1) is the contract value less bonus credits applied since or within 12 months prior to death; (2) is the standard death benefit, which is the sum of the standard death benefit base for covered funds and the contract value allocated to excluded funds – less the bonus credits applied since or within 12 months prior to death; and (3) is the Contract’s cash surrender value. The maximum daily mortality and risk charge for the standard death benefit is the annual rate of 2.65% (currently, 1.60%) .

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b. Ratchet Death Benefit

     The ratchet death benefit equals the greater of (1), (2), (3) or (4), where: (1) is the contract value less bonus credits applied since or within 12 months prior to death; (2) is the standard death benefit; (3) is the ratchet death benefit, which is the sum of the ratchet death benefit base for covered funds and the contract value allocated to excluded funds – less bonus credits applied since or within 12 months prior to death; and (4) is the Contract’s cash surrender value. The maximum daily mortality and risk charge for the ratchet death benefit is the annual rate of 2.95% (currently, 1.90%) .

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c.	Combination (Ratchet and Rollup) Death Benefit

     The combination death benefit equals the greater of (1), (2), (3), (4) or (5), where: (1) is the contract value less bonus credits applied since or within 12 months prior to death; (2) is the standard death benefit; (3) is the ratchet death benefit; and (4) is the lesser of (a) or (b) less bonus credits applied since or within 12 months prior to death, where (a) is the rollup death benefit, which equals the sum of the rollup death benefit base for each of covered funds and special funds, and the contract value allocated to excluded funds, and (b) is the maximum rollup death benefit, which is equal to (i) multiplied by (ii) minus (iii), where (i) is the sum of all premiums paid and credits received, (ii) is the maximum rollup death benefit multiplier, currently 2.5, and (iii) is any adjustments for withdrawals; and (5) is the Contract’s cash surrender value. The maximum daily mortality and risk charge for the roll-up death benefit is the annual rate of 3.20% (currently 2.15%) .

d. Death Benefit Bases and Fund Designations

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     Each death benefit base (standard, ratchet or rollup) for covered funds or special funds starts out equaling premiums paid and credits received, adjusted for any withdrawals or transfers. Withdrawals and transfers reduce, on a pro-rata basis, each death benefit base. The ratchet death benefit bases are recalculated on each contract anniversary. The rollup death benefit bases are recalculated daily.

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     Funds designated as covered funds participate fully in the guarantees in calculating the death benefit. Special funds may participate at less than the full rate, and excluded funds do not participate in the guarantees in calculating the death benefit due to their potential volatility; however, no funds are currently designated as excluded funds. These fund designations are disclosed in the prospectus. The Life Company may, at any time, designate any new and/or existing subaccount as a special fund with 30 days prior notice to contract owners.

e. Earnings Multiplier Death Benefit

     The earnings multiplier death benefit provides a benefit equal to a percentage of any earnings on the Contract, up to a maximum amount, to be added to the death benefit payable. This rider provides additional funds to the beneficiary that can be used to help pay the taxes on the death benefit. Upon the owner’s death, this amount is payable as part of the death benefit payable. The maximum charge is 0.70% (currently 0.30%) .

6. Bonus Credit

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     The Life Company intends to offer a bonus credit provision under the Contracts, pursuant to which the Life Company credits the contract value with a bonus credit amount that is a percentage of each premium payment made. The Life Company allocates the bonus credit for the applicable premium payment among the subaccounts and fixed-interest allocations the owner selects in proportion to the premium payment allocated to each investment option. The bonus credit varies based on the sum of all premiums paid: 5% on premiums up to $499,999.99; 6% on premiums between $500,000 and $999,999.99; and 7% on premiums of $1,000,000 or more. Additional premiums paid within 90 days of contract issuance will be included in determining the applicable bonus credit percentage.

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     The Life Company recaptures or retains the bonus credits in several circumstances. First, the Life Company recaptures the bonus credits in the event that the contract owner exercises his or her “free look” right. Second, the Life Company recaptures the bonus credits applied since or within 12 months prior to the contract owner’s death (unless the deceased owner’s spouse chooses to continue the Contract). Third, the Life Company also will recapture the bonus credits upon a surrender or withdrawal of corresponding premium payments where the surrender charge is waived due to the owner’s receipt of qualified extended medical care, or the owner is diagnosed with a qualifying terminal illness, as defined in the Contract, in which event the Life Company will recapture all bonus credits applied during the 12 months prior to receipt of such care or date of diagnosis, as applicable.

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     Because of the recapture provisions discussed above, the value of a bonus credit only vests or belongs irrevocably to the owner after the recapture period for the bonus credit expires. As to bonus credits resulting from premiums paid before the free look period ends, no part of the bonus credit vests for the owner until the expiration period of the free look period. After the expiration of the free look period, all bonus credits vest in full for the owner within 12 months after the Life Company applies them to an owner’s contract value. Under the bonus credit provisions, the Life Company applies the bonus credit to an owner’s contract value either by “purchasing” accumulation units of an appropriate subaccount or adding to the owner’s fixed interest allocation option values. Bonus credits are allocated according to the contract owner’s premium allocation instructions.

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     With regard to variable contract value, several consequences flow from the foregoing. First, increases in the value of accumulation units representing bonus credits accrue to the owner immediately, but the initial value of such units only belongs to the owner when, or to the extent that, each vests. Second, decreases in the value of accumulation units representing bonus credits do not diminish the dollar amount of contract value subject to recapture. Therefore, additional accumulation units must become subject to recapture as their value decreases. Stated differently, the proportionate share of any owner’s variable contract value (or the owner’s interest in the Account) that the Life Company can “recapture” increases as variable contract value (or the owner’s interest in the Account) decreases. This dilutes somewhat the owner’s interest in the Account vis-à-vis the Life Company and other owners, and in his or her variable contract value vis-à-vis the Life Company. Lastly, because it is not administratively feasible to track the unvested value of bonus credits in the Account, the Life Company deducts the daily mortality and expense risk charge and the daily administrative charge from the entire net asset value of the

Account. As a result, the daily mortality and expense risk charge, the daily administrative charge, and the daily bonus credit rider paid by any owner is greater than that which he or she would pay without the bonus credit.

III.	REQUEST FOR AN ORDER OF EXEMPTION

A.	Introduction

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     The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the Act to exempt the Applicants with respect to (1) the Contracts, (2) Future Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of all or a portion of the bonus credits (previously applied to premium payments) where the bonus credits were applied and (1) the contract owner exercises his or her “free look” right, (2) in the event of the contract owner’s death within 12 months of the bonus credit being applied and any bonus credits applied after the contract owner’s death (unless the deceased owner’s spouse chooses to continue the Contract), or (3) upon a surrender or withdrawal where the surrender charge is waived due to the owner’s receipt of qualified extended medical care, or the owner is diagnosed with a qualifying terminal illness, as defined in the Contract, in which event the Life Company will recapture all bonus credits applied during the 12 months prior to receipt of such care or date of diagnosis, as applicable.6

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6 The order requested herein, for relief to recapture bonus credits applied to contract value under the Contracts, is similar to the relief granted to other insurance companies to recapture varying levels of bonus credits applied to contract value under certain variable annuity contracts. See Prudential Annuities Life Assurance Corp., et al., Inv. Co. Act Rel. No. 28373 (September 3, 2008) (order), Inv. Co. Act Rel. No. 28354 (August 8, 2008) (notice), File No. 812-13532; Minn. Life Ins. Co., et al., Inv. Co. Act Rel. No. 28334 (July 22, 2008) (order), Inv. Co. Act Rel. No. 28321 (June 26, 2008) (notice), File No. 812-13457; IDS Life Ins. Co., et al.,Inv. Co. Act Rel. No. 27510 (order) Inv. Co. Act Rel. No. 27478 (notice); Golden American Life Ins. Co. (NKA ING USA Annuity and Life Ins. Co.), et al, Inv. Co. Act Rel. No. 24941 (April 17, 2001) (order), Inv. Co. Act Rel. No. 24915 (March 26, 2001) (notice), File No. 812-12364.

     Applicants previously have received an order for exemptive relief to permit the recapture of certain bonus credits on the Prior Contracts in similar circumstances to those described above.7 That order encompassed relief for future contracts substantially similar in all material respects to the Prior Contracts. Applicants assert that the Contracts described in this Application differ from the Prior Contracts in the following respects. The range of maximum mortality and expense risk charges is higher, between 2.65% and 3.20% annually. The mortality and expense risk charge depends on the death benefit option chosen, each having a maximum charge that is guaranteed within the range. The range for the Prior Contracts was from 1.30% to 1.75% annually. The contingent deferred sales charge is slightly higher, by 1% more in years 0-2, 7 and 8. The bonus credit is also higher, up to 7% of each premium payment, and is based on aggregate premiums instead of age: 5% on premiums up to $499,999.99; 6% on premiums between $500,000 and $999,999.99; and 7% on premiums of $1,000,000 or more. However, the circumstances under which the Life Company would recapture the bonus credits remain the same. Because the Applicants believe the Commission may view these differences as material, Applicants are seeking an additional order as set forth in this Application.

B. Applicable Law

1. Section 27(i)(2)(A)

     Subsection (i) of Section 27 provides that Section 27 does not apply to any registered separate account supporting variable annuity contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of subsection (i). Paragraph (2) provides that it shall be unlawful for a registered separate account or sponsoring

7 Golden American Life Ins. Co. (NKA ING USA Annuity and Life Ins. Co.), et al, Inv. Co. Act Rel. No. 24941 (April 17, 2001) (order), Inv. Co. Act Rel. No. 24915 (March 26, 2001) (notice), File No. 812-12364.

insurance company to sell a variable annuity contract supported by the separate account unless the “ . . . contract is a redeemable security; and . . . [t]he insurance company complies with Section 26(f)…”

2. Section 2(a)(32)

     Section 2(a)(32) defines a “redeemable security” as any security, other than short-term, paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

3. Rule 22c-1

     Rule 22c-l imposes requirements with respect to both the amount payable on redemption of a redeemable security and the time as of which such amount is calculated. Specifically, Rule 22c-l, in pertinent part, prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security from selling, redeeming or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption, or of an order to purchase or sell such security.

4. Section 6(c)

Section 6 (c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions from the provisions of the Act and the rules promulgated thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C. Legal Analysis

     Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because the provisions described above may be inconsistent with a recapture of a bonus credit, Applicants request exemptions from the Contracts described herein, and for Future Contracts that are substantially similar in all material respects to the Contracts described herein, from Sections 27(i)(2)(a) and 2(a)(32) of the Act, and Rule 22c-1 thereunder, pursuant to Section 6(c), to the extent necessary to recapture the bonus credit applied to a premium payment in the instances described above. Applicants seek exemptions therefrom out of an abundance of caution in order to avoid any question concerning the Contracts’ compliance with the Act and rules thereunder.

1. Redeemability of an Owner’s Interest in the Account

     To the extent that the recapture of the bonus credits arguably could be seen as a discount from the net asset value, or arguably could be viewed as resulting in the payment to an owner of less than the proportional share of the issuer’s net assets, in violation of Sections 2(a)(32) or 27(i)(2)(A) of the Act, the bonus credit recapture would trigger the need for relief absent some exemption from the Act. Rule 6c-8 provides, in relevant part, that a registered separate account, and any depositor of such account, shall be exempt from Sections 2(a)(32), 27(c)(1), 27 (c)(2) and 27 (d) of the Act and Rule 22c-1 thereunder to the extent necessary to permit them to impose a deferred sales load on any variable annuity contract participating in such account. However, the bonus credit recapture is not a sales load. Rather, it is a recapture of a bonus credit previously applied to an owner’s premium payments. The Life Company provides the bonus credit from its general account on a guaranteed basis. The Contracts are designed to be long-

term investment vehicles. In undertaking this financial obligation, the Life Company contemplates that an owner will retain a Contract over an extended period, consistent with the long-term nature of the Contracts. The Life Company designed the product so that it would recover its costs (including the bonus credits) over an anticipated duration while a Contract is in force. If an owner withdraws his or her money during the free look period, a death benefit is paid, or a withdrawal or surrender is made before this anticipated period, the Life Company must recapture the bonus credits subject to recapture in order to avoid a loss.

     Applicants submit that the proposed bonus credit rider would not violate Sections 2(a)(32) or 27(i)(2)(A) of the Act. The Life Company would grant bonus credits out of its general account assets and the amount of the bonus credits (although not the earnings on such amounts) would remain the Life Company’s until such amounts vest with the owner. Until the appropriate recapture period expires, the Life Company retains the right to and interest in each owner’s contract value representing the dollar amount of any unvested bonus credits. Therefore, if the Life Company recaptures any bonus credit or part of a bonus credit in the circumstances described above, it would merely be retrieving its own assets. To the extent that the Life Company may grant and recapture bonus credits in connection with variable contract value, it would not, at either time, deprive any owner of his or her then proportionate share of the Account’s assets.

     Applicants further submit that the dynamics of the proposed bonus credit rider would not violate Sections 2(a)(32) or 27(i)(2)(A) of the Act because the recapture of bonus credits would not, at any time, deprive an owner of his or her proportionate share of the current net assets of an Account. Section 2(a)(32) defines a redeemable security as one “under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net asset value.” Taken together, these two sections of the Act do not require that the holder receive the exact proportionate share that his or her security represented at a prior time. Therefore, the fact that the proposed bonus credit provisions have a dynamic element that may cause the relative ownership positions of the Life Company and a Contract owner to shift due to Account performance and the vesting schedule of such credits, would not cause the provisions to conflict with Sections 2(a)(32) or 27(i)(2)(A). Nonetheless, in order to avoid any uncertainty as to full compliance with the Act, Applicants seek exemptions from these two sections.

2. Dilution of an Owner’s Interest in the Accounts

     The Life Company’s granting of bonus credits would have the result of increasing an owner’s contract value in a way that arguably could be viewed as the purchase of an interest in the Account at a price below the current net asset value. Similarly, the Life Company’s recapture of any bonus credit arguably could be viewed as the redemption of such an interest at a price above the current net asset value. If such is the case, then the bonus credit rider arguably could be viewed as conflicting with Rule 22c-l. Applicants contend that these are not correct interpretations or applications of these statutory and regulatory provisions. Applicants also contend that the bonus credits do not violate Rule 22c-l.

     Rule 22c-1 was intended to eliminate or reduce, as far as was reasonably practicable, (1) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or their redemption at a price above net asset value, or (2) other unfair results, including speculative trading practices.8 Applicants submit that the evils prompting the adoption of Rule 22c-l were primarily the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined as of the close of the market on the previous day. Backward pricing permitted certain investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding shares.

     The bonus credit provisions do not give rise to either of the two evils that Rule 22c-1 was designed to address. First, the bonus credit provisions pose no such threat of dilution. An owner’s interest in his or her contract value or in the Account would always be offered at a price based on the net asset value next calculated after receipt of the order. The granting of a bonus credit does not reflect a reduction of that price. Instead, the Life Company will purchase with its general account assets, on behalf of the owner, an interest in the Account equal to the bonus credit. Because the bonus credit will be paid out of the general account assets, not the Account assets, no dilution will occur as a result of the bonus credit. Recaptures of bonus credits result in a redemption of the Life Company’s interest in an owner’s contract value or in the Account at a price determined based on the Account’s current net asset value and not at an inflated price. Moreover, the amount recaptured will always equal the amount that the Life Company paid from its general account for the bonus credits. Similarly, although an owner is entitled to retain any investment gains attributable to the bonus credits, the amount of such gains would always be computed at a price determined based on net asset value.

Second, Applicants submit that speculative trading practices calculated to take advantage of backward pricing will not occur as a result of the Life Company’s recapture of the bonus credit.

8 Investment Company Act of 1940 Release No. 5519 (Oct. 16, 1968) (release adopting Rule 22c-1).

Variable annuities are designed for long-term investment, and by their nature, do not lend themselves to the kind of speculative short-term trading that Rule 22c-1 was designed to prevent. More to the point, the bonus credit recapture simply does not create the opportunity for speculative trading.

     Rule 22c-1 should have no application to the bonus credit available, as neither of the harms that Rule 22c-l was intended to address arise in connection with the bonus credit. Nonetheless, in order to avoid any uncertainty as to full compliance with the Act, Applicants request an exemption from the provisions of Rule 22c-1.

3. Equitable Grounds for Exemptions

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     The Applicants submit that the Commission should grant the exemptions requested in this Application even if the bonus credit provisions arguably conflict with Sections 2(a)(32) or 27(i)(2)(A) of the Act or Rule 22c-1 thereunder. The bonus credit provisions are generally beneficial to an owner. The recapture provisions of the Contracts temper this benefit somewhat, but unless the owner dies, the owner retains the ability to avoid the bonus credit recapture in the circumstances described herein. While there would be downside in a declining market in that the owner would bear any losses attributable to the bonus credit , it is the converse of the benefits an owner would receive on the bonus amounts in a rising market because earnings on the bonus credit amount vest with him or her immediately. As any earnings or losses on bonus credits applied would not be subject to recapture, the bonus credit recapture does not diminish the overall value of the bonus credits.

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     The bonus credit recapture provisions are necessary for the Life Company to offer the bonus credits and avoid anti-selection against it. It would be unfair to the Life Company to permit an owner to keep his or her bonus credits upon his or her exercise of the Contract’s “free look” provision. Because no CDSC applies to the exercise of the “free look” provision, the owner could obtain a quick profit in the amount of the bonus credit at the Life Company’s expense by exercising that right. Likewise, because no additional CDSC applies upon death of an owner (or annuitant) or where the CDSC is waived upon a surrender or withdrawal due to the owner’s receipt of qualified extended medical care or the owner is diagnosed with a qualifying terminal illness, a death or this type of surrender or withdrawal shortly after the award of bonus credits would afford an owner or a beneficiary a similar profit at the Life Company’s expense. In the event of such profits to an owner or beneficiary, the Life Company could not recover the cost of granting the bonus credits. This is because the Life Company intends to recoup the costs of providing the bonus credits through the charges under the Contract, particularly the daily mortality and expense risk charge and the daily administrative charge. If the profits described above are permitted, an owner could take advantage of them, reducing the base from which the daily charges are deducted and greatly increasing the amount of bonus credits that the Life Company must provide. Therefore, the recapture provisions are a price of offering the bonus credits. The Life Company simply cannot offer the proposed bonus credits without the ability to recapture those credits in the limited circumstances described herein.

4. Class Relief

     Applicants state that the Commission’s authority under Section 6(c) of the Act to grant exemptions from various provisions of the Act and rules thereunder is broad enough to permit orders of exemption that cover classes of unidentified persons. Applicants request an order of the Commission that would exempt them, the Life Company’s successor in interest, Future Accounts and Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-l thereunder with respect to the Contracts. The exemption of these classes of persons is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act because all of the potential members of the class could obtain the foregoing exemptions for themselves on the same basis as the Applicants, but only at a cost to each of them that is not justified by any public policy purpose. As discussed below, the requested exemptions would only extend to persons that in all material respects are the same as the Applicants. The Commission has previously granted exemptions to classes of similarly situated persons in various contexts and in a wide variety of circumstances,9 including class exemptions for recapturing bonus credits under variable annuity contracts.10 Applicants represent that any contracts in the future will be substantially similar in all material respects to the Contracts, but particularly with respect to the bonus credits and recapture of bonus credits, and that each factual statement and representation about the bonus credit

9 See e.g., PFL Endeavor TargetAccount, et al., Inv. Co. Act Rel. No. 23298 (July 1, 1998) (order), Inv. Co. Act Rel. No. 23241 (June 5, 1998) (notice), File No. 812-10948 (exemption from Section 12(d)(3) to permit insurer and other applicants and future separate accounts of insurer or its affiliated insurers to invest more than 5% of the net assets of a subaccount of such separate accounts in securities of issuers that derived more than 15% of their gross revenues from securities related activities); CUNA Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 22793 (Aug. 7, 1997) (order), Inv. Co. Act Rel. No. 22763 (July 24, 1997) (notice), File No. 8 12-10398 (enhanced mixed funding and shared funding relief for applicant insurance company and separate account as well as future affiliated and (a defined class of unknown future) unaffiliated insurance companies and their separate accounts); and Goldman, Sachs & Co., et al., Inv. Co. Act Rel. No. 23018 (Feb. 2, 1998) (order), Inv. Co. Act Rel. No. 22995 (Jan. 8, 1998) (notice), File No. 812-10794 (mixed funding, enhanced mixed funding and shared funding relief for a defined class of unknown future insurance companies and their separate accounts and a defined class of unknown future pension plans).

10 See e.g., Principal Life Insurance Company, et al., Inv. Co. Act Rel. No. 26743 (Feb. 1, 2005) (order), Inv. Co. Act Rel. No. 26716 (Jan. 3, 2005) (notice); Merrill Lynch Life Insurance Company, et al., Inv. Co. Act Rel. No. 26726 (Jan 21, 2005) (order), Inv. Co. Act Rel. No. 26712 (Dec. 21, 2004) (notice); Midland National Life Insurance Company, et al., Inv. Co. Act Rel. No. 26321 (Jan. 12, 2004) (order), Inv. Co. Act Rel. No. 26314 (Dec. 18, 2003) (notice).

provisions will be equally true of any Contracts in the future. Applicants also represent that each material representation made by them about the Account and DSL will be equally true of Future Accounts and Future Underwriters, to the extent that such representations relate to the issues discussed in this Application. In particular, each Future Underwriter will be registered as a broker-dealer under the Securities Exchange Act of 1934 and be a FINRA member.

C. Conclusion

     For the reasons above, Applicants submit that the bonus credit provisions involve none of the abuses to which provision of the Act and rules thereunder are directed. The owner will always retain the investment experience attributable to the bonus credit and will retain the principal amount in all cases except under the circumstances described herein. Further, the Life Company should be able to recapture such bonus credits to limit potential losses associated with such bonus credits.

     Applicants submit that the exemptions requested are necessary or appropriate in the public interest, consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and consistent with and supported by Commission precedent. Applicants also submit, based on the analysis listed above, that the provisions for recapture of any bonus credit under the Contracts does not violate Section 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder.

     The Applicants hereby request that the Commission issue an order pursuant to Section 6(c) of the Act to exempt the Applicants with respect to (1) the Contracts, (2) Future Accounts that support the Contracts, and (3) Future Underwriters from the provisions of Sections 2(a)(32) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to the extent necessary to permit the recapture of the bonus credits (previously applied to premium payments) where the bonus credits were applied and (1) the contract owner exercises his or her “free look” right, (2) upon a surrender or withdrawal of contract value where the surrender charge is waived due to the owner’s receipt of qualified extended medical care or date of such diagnosis of a qualifying terminal illness as defined in the Contract, in which case ING USA will recapture all bonus credits applied during the 12 months prior to the receipt of such care or diagnosis (a waiver event).

IV. COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

John S. (Scott) Kreighbaum, Esq.
ING
1475 Dunwoody Drive
West Chester, Pennsylvania 19380

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AUTHORIZATION AND SIGNATURES

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     Under the current Charter and By-Laws of ING USA Annuity and Life Insurance Company (“ING USA”) the business and affairs of ING USA’s Separate Account B (“Account B”), as a unit investment trust, are conducted by ING USA, as depositor of Account B, pursuant to its Charter and By-Laws. The business and affairs of any other separate account of ING USA that supports in the future certain deferred variable annuity contracts issued by ING USA will be conducted by ING USA, as depositor, pursuant to its Charter and By-Laws. In accordance with the previously mentioned Charter and By-Laws, a resolution was adopted by a vote of the Board of Directors of ING USA authorizing the appropriate officers to prepare, execute, and file with the Securities and Exchange Commission various documents, including this Application. This resolution is incorporated herein by reference as Exhibit B. ING USA, on behalf of itself, Account B and any other separate account of ING USA, has caused this Application to be duly signed, in the City of West Chester and Commonwealth of Pennsylvania on the 11th day of March, 2009.

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ING USA ANNUITY AND LIFE
INSURANCE COMPANY,
ON BEHALF OF ITSELF AND
SEPARATE ACCOUNT B

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By:	/s/Alice Su
Alice W. Su
Vice President and Actuary

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VERIFICATION

Commonwealth of Pennsylvania	)
) SS:
County of Chester	)

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     The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application, dated March 11, 2009, for and on behalf of ING USA Annuity and Life Insurance Company (“ING USA”) (acting both for itself and as depositor of Separate Account B of ING USA); that she is the Vice President and Actuary of ING USA; and that all action by the members of the Board of Directors of ING USA necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

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/s/Alice Su
Alice W. Su
Vice President and Actuary

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AUTHORIZATION AND SIGNATURE

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     Under the current Charter and By-Laws of Directed Services LLC (“DSL”), the business and affairs of DSL are conducted by its Board of Directors. In accordance with the previously mentioned Charter and By-Laws, a resolution was adopted by vote of the Board of Directors of DSL authorizing the appropriate officers to prepare, execute, and file with the Securities and Exchange Commission various documents, including this Application. This resolution is incorporated herein by reference as Exhibit C. DSL has caused this Application to be duly signed on its behalf, in the City of West Chester and Commonwealth of Pennsylvania on the 11th day of March, 2009.

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DIRECTED SERVICES LLC

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By:	/s/Richard Gelfand
Richard Gelfand
Chief Financial Officer

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VERIFICATION

Commonwealth of Pennsylvania	)
) SS:
County of Chester	)

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     The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated March 11, 2009, for and on behalf of Directed Services LLC (“DSL”); that he is the Chief Financial Officer of DSL; and that all action by the members of the Board of Directors of DSL necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

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/s/Richard Gelfand
Richard Gelfand
Chief Financial Officer

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EXHIBIT LIST

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A. Resolution of Board of Directors of ING USA Annuity and Life Insurance Company, incorporated by reference to Applicants’ Application for an Order of Exemption dated November 6, 2008, File No. 812-13600.

B. Resolution of Board of Directors of Directed Services LLC, incorporated by reference to Applicants’ Application for an Order of Exemption dated November 6, 2008, File No. 812-13600.

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